Arizona Star Appoints Dr. Vahid Fathi as Director

Thomas C. Dawson Appointed CFO

Toronto, Ontario, July 5, 2005. Arizona Star Resource Corp. (TSX-V: AZS) announced today that Dr. Vahid Fathi has been appointed a Director of the Company and Thomas C. Dawson has been appointed Chief Financial Officer.

Dr. Fathi is a Ph.D. mining engineer who is currently Director, Stock Research, Center for Quantitative Research at Morningstar, Inc. Chicago-based Morningstar is an independent provider of investment information. Previously Dr. Fathi was Director and Senior Mining Analyst at ABN AMRO, Inc. Within a year of joining ABN AMRO, Dr. Fathi's metals and mining research efforts were recognized by Reuters' survey of U.S. institutional fund managers as one of the top five in both gold and base metals categories. Dr. Fathi was named an All-Star Analyst by The Wall Street Journal in 1993, 1994, 1995, 1997 and 1999, and was ranked among the top five analysts in the metals and mining industry in each of those years. In 1994, Institutional Investor included him on its All-American Team as the best gold mining industry analyst for regional and boutique brokerage operations.

Dr. Fathi holds a Bachelor of Science and Master of Science degrees in mining engineering from the South Dakota School of Mines & Technology. He also holds a doctorate in engineering science from Columbia University in New York City. Dr. Fathi is also a director of Seabridge Gold Inc.

Mr. Dawson was elected as a director of Arizona Star in December 2004 and chaired the Audit Committee. On May 5, 2005, Arizona Star was advised by Bema Gold Corporation that Bema was not renewing the management services contract under which it provided accounting and financial services to Arizona Star. Mr. Dawson has agreed to serve the Company as Chief Financial Officer and Corporate Secretary with responsibility for accounting, preparation of financial statements and other financial and corporate reporting. He will remain as a Director but has resigned his positions on the Audit Committee and the Special Committee, both of which remain independent from management.

Mr. Dawson has been a Chartered Accountant since 1961. He served as a senior audit and accounting partner with 40 years of experience at Deloitte & Touche LLP, Chartered Accountants. Mr. Dawson received his B.Comm. from Loyola College (now Concordia University), Canada, in 1959. He is a director of WFI Industries Limited, Energy Split Corp., R Split II Corp. and Southern Era Diamonds Inc.

Arizona Star President and CEO Paul Parisotto said the new appointments will significantly strengthen the Company’s Board and management. “Dr. Fathi is highly experienced in evaluating and financing major mining projects worldwide while Mr. Dawson brings a depth of knowledge in accounting and financial reporting which is rarely found in a company our size.”

Arizona Star holds a 25% interest in the Cerro Casale gold-copper project located in Chile. Placer Dome holds a 51% interest in the project and is the operator. Bema Gold holds the remaining 24%.

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For further information please visit www.arizonastar.com or contact:

Paul Parisotto, President and CEO

Tel: (416) 369-9333

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.